--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


            For the transition period from __________ to ___________.

                      Commission file number 001-12294
                                             ---------


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     ARM Financial Group, Inc. Savings Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                            ARM Financial Group, Inc.
                             515 West Market Street
                           Louisville, Kentucky 40202



--------------------------------------------------------------------------------

                                            Financial Statements
                                                and Schedules

                                          ARM Financial Group, Inc.
                                                Savings Plan

                                   YEARS ENDED DECEMBER 31, 1998 AND 1997
                                     WITH REPORT OF INDEPENDENT AUDITORS

                            ARM Financial Group, Inc.
                                  Savings Plan

                       Financial Statements and Schedules

                     Years Ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits ...............................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements  ................................................4

Schedules

Form 5500, Line 27a - Schedule of Assets Held for Investment Purposes.........10
Form 5500, Line 27d - Schedule of Reportable Transactions.....................11

                         Report of Independent Auditors


Plan Administrator
ARM Financial Group, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARM Financial Group, Inc. Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

Louisville, Kentucky
June 1, 1999

                     ARM Financial Group, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                  DECEMBER 31,
                                                             1998              1997
                                                       --------------------------------
ASSETS
Investments, at fair value:
    ARM Financial Group, Inc. common stock                 $ 262,730                 -
    Shares of registered investment companies:
      Fidelity Asset Manager                               1,761,452         1,917,638
      Fidelity Contrafund                                  2,771,391         2,160,309
      Fidelity Intermediate Bond                             650,967           763,016
      Fidelity Magellan                                    3,572,146         2,614,991
      Fidelity Overseas                                      234,304           180,160
      Spartan U.S. Equity Index                              707,233           565,626
    Common trust:
      Fidelity Managed Income Portfolio                    1,977,017         1,791,148
    Interest bearing cash                                      6,454                 -
    Participant loans receivable                              60,310            75,001
                                                       --------------------------------
Total investments                                         12,004,004        10,067,889

Contributions receivable                                           -            43,418
                                                       --------------------------------
Net assets available for benefits                       $ 12,004,004      $ 10,111,307
                                                       --------------------------------
                                                       --------------------------------

SEE ACCOMPANYING NOTES.

                     ARM Financial Group, Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1998

                              ARM FINANCIAL                                FIDELITY
                               GROUP, INC.  FIDELITY ASSET    FIDELITY   INTERMEDIATE    FIDELITY
                              COMMON STOCK     MANAGER       CONTRAFUND      BOND        MAGELLAN
                              ---------------------------------------------------------------------
ADDITIONS
Contributions:
  Participants                $     12,701   $    95,524    $   210,133  $     42,480  $   211,499
  Employer                           7,902        57,272        129,102        25,820      120,693
                              ---------------------------------------------------------------------
                                    20,603       152,796        339,235        68,300      332,192
Interest income                        241             -              -             -            -
Dividend income:
  ARM Financial Group, Inc.
    common stock                       613             -              -             -            -
  Other                                  -       317,905        203,544        39,541      163,792

Net realized and
  unrealized appreciation
  (depreciation) in fair
  value of
  investments:
    ARM Financial Group, Inc.
      common stock                  70,081             -              -             -            -
    Registered investment
      companies                          -       (65,720)       452,811         6,174      716,926
                              ---------------------------------------------------------------------
Total additions                     91,538       404,981        995,590       114,015    1,212,910

DEDUCTIONS
Benefit payments                         -      (503,409)      (222,312)     (262,592)    (279,236)
                              ---------------------------------------------------------------------
Net increase (decrease)
  before fund transfers             91,538       (98,428)       773,278      (148,577)     933,674
Interfund transfers, net           177,646       (63,347)      (173,801)       34,095       12,568
                              ---------------------------------------------------------------------
Net increase                       269,184      (161,775)       599,477      (114,482)     946,242
Net assets available for
  benefits:
    Beginning of year                    -     1,923,227      2,171,914       765,449    2,625,904
                              ---------------------------------------------------------------------
    End of year               $    269,184   $ 1,761,452    $ 2,771,391  $    650,967  $ 3,572,146
                              ---------------------------------------------------------------------
                              ---------------------------------------------------------------------

                                                           FIDELITY
                                                            MANAGED    PARTICIPANT
                                FIDELITY   SPARTAN U.S.     INCOME        LOANS
                                OVERSEAS   EQUITY INDEX    PORTFOLIO    RECEIVABLE     TOTAL
                              -----------------------------------------------------------------
ADDITIONS
Contributions:
  Participants                $   54,664   $  143,221    $    62,460  $       -    $   832,682
  Employer                        28,999       69,348         34,257          -        473,393
                              -----------------------------------------------------------------
                                  83,663      212,569         96,717          -      1,306,075
Interest income                        -            -        120,823      3,844        124,908
Dividend income:
  ARM Financial Group, Inc.
    common stock                       -            -              -          -            613
  Other                            4,265       11,811              -          -        740,858

Net realized and
  unrealized appreciation
  (depreciation) in fair
  value of
  investments:
    ARM Financial Group, Inc.
      common stock                     -            -              -          -         70,081
    Registered investment
      companies                   13,402      111,043              -          -      1,234,636
                              -----------------------------------------------------------------
Total additions                  101,330      335,423        217,540      3,844      3,477,171

DEDUCTIONS
Benefit payments                 (11,608)    (106,196)      (187,083)   (12,038)    (1,584,474)
                              -----------------------------------------------------------------
Net increase (decrease)
  before fund transfers           89,722      229,227         30,457     (8,194)     1,892,697
Interfund transfers, net         (37,905)     (93,324)       150,565     (6,497)             -
                              -----------------------------------------------------------------
Net increase                      51,817      135,903        181,022    (14,691)     1,892,697
Net assets available for
  benefits:
    Beginning of year            182,487      571,330      1,795,995     75,001   $ 10,111,307
                              -----------------------------------------------------------------
    End of year               $  234,304   $  707,233    $ 1,977,017  $  60,310   $ 12,004,004
                              -----------------------------------------------------------------
                              -----------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                     ARM Financial Group, Inc. Savings Plan

                          Notes to Financial Statements

                                December 31, 1998

1. DESCRIPTION OF PLAN

The following description of the ARM Financial Group, Inc. Savings Plan (the "Plan") as of December 31, 1998 provides only general information. Participants should refer to the Summary Plan Description for a more comprehensive description of the Plan's provisions.

GENERAL. The Plan is a qualified defined contribution plan covering employees of ARM Financial Group, Inc. (the "Company") who have one year of service and are age twenty-one or older or were employed by the Company as of April 1, 1995, or have completed at least one year of service with an eligible predecessor employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was amended effective February 1, 1999 to allow employees to participate immediately upon employment; however, the Company match does not begin until they have completed 1 year of service.

CONTRIBUTIONS. Participants may elect to contribute 1% to 15% of their compensation up to a maximum, as described by the Internal Revenue Code, for any calendar year. Participants may also make after-tax contributions, up to a maximum of 10% of eligible compensation, and contribute amounts representing rollover distributions from other qualified plans. The Company contributes an amount equal to 100% of the pretax annual contribution made by a participant up to 5% of eligible compensation. After-tax contributions are not subject to matching by the Company.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings. Expenses incurred in connection with the operation of the Plan, such as professional and administrative fees, are paid directly by the Company. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on years of continuous service with the Company or eligible predecessor employer. A participant is 50% vested after one year of credited service and 100% vested after two years of credited service.

                     ARM Financial Group, Inc. Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct contributions to any of the following seven investment fund options administered by Fidelity Management Trust Company ("Fidelity"). They include the Fidelity Asset Manager (a balanced fund), Fidelity Contrafund (a growth fund), Fidelity Intermediate Bond (a fixed income fund), Fidelity Magellan (a growth fund), Fidelity Overseas (a growth fund), Spartan U.S. Equity Index (a growth fund), and Fidelity Managed Income Portfolio (primarily consisting of variable and fixed rate investment contracts). Participants may change their investment options at any time. In addition, as of July 15, 1998, participants can direct their contributions to an eighth option, ARM Financial Group, Inc. common stock.

PARTICIPANT LOANS RECEIVABLE. Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates at the date of commencement of the loan. Principal and interest are paid ratably on at least a quarterly basis and generally through semi-monthly payroll deductions.

PAYMENT OF BENEFITS. On termination of service due to death, disability, retirement, or any other reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments if the vested account balance is over $3,500.

PLAN TERMINATION. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ADMINISTRATIVE EXPENSES. Administration expenses of the Plan are paid by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

                     ARM Financial Group, Inc. Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS. ARM Financial Group, Inc. common stock is valued at the last reported sales price on the last business day of the plan year. The Plan's investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares or units held by the Plan at year end. The fair value of the participation units owned by the Plan in the common trust fund is based on quoted redemption values on the last business day of the plan year.

The Plan accounts for participant loans receivable as a separate fund which is reported in the accompanying financial statements at cost, which approximates fair value. Benefit payments for this fund represent withdrawals from the Plan which are utilized to repay a participant's loan. All other normal borrowings and payments are reflected in interfund transfers.

PAYMENT OF BENEFITS. Benefits are recorded when paid.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to the Form 5500:

                                                                       DECEMBER 31,
                                                                  1998              1997
                                                             -------------------------------
Net assets available for benefits per the accompanying
 financial statements                                        $  12,004,004     $  10,111,307
Amounts allocated to withdrawn participants                              -           (24,256)
                                                             -------------------------------
Net assets available for benefits per Form 5500              $  12,004,004     $  10,087,051
                                                             -------------------------------
                                                             -------------------------------

                     ARM Financial Group, Inc. Savings Plan

3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants as reported in the accompanying financial statements to the Form 5500 for the year ended December 31, 1998:

Benefits paid to participants per the accompanying financial statements   $   1,584,474
Less:  Amounts allocated to withdrawn participants at December 31, 1997          24,256
                                                                          -------------
Benefits paid to participants per Form 5500                               $   1,560,218
                                                                          -------------
                                                                          -------------

4. INCOME TAX STATUS

The Internal Revenue Service ruled on December 3, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. YEAR 2000 ISSUE (UNAUDITED)

The Company has undertaken a Year 2000 project that includes the Plan. The Company has completed the assessment phase of the project for all production applications, hardware (personal computers and servers), system software, vendors and business partners. Although the Company is still receiving information from a few vendors and business partners and assessing the various logistic concerns with its facilities, the Company's major production systems are substantially Year 2000 compliant. Where Year 2000 problems were found, the necessary upgrades and repairs have begun and are scheduled for completion no later than September 30, 1999.

The Company is also conducting certification testing. Certification testing, which serves to verify that the results of repairs and assessments have been completed for all mission critical production systems and the few problems that were discovered have been repaired and re-tested. The Company's Year 2000 project is well underway and management believes that it will be Year 2000 compliant by September 30, 1999. However, as a precaution, the Company is developing a contingency and business resumption plan to address various logistic concerns with its facilities. The contingency and business resumption plan is scheduled for completion no later than September 30, 1999.

                     ARM Financial Group, Inc. Savings Plan

5. YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)

Although the Company anticipates no major interruption of business activities, that will be dependent, in part, upon the activity of third parties. Even though the Company has assessed and continues to assess third party issues, including Fidelity, it has no direct ability to influence the compliance actions of such parties. Accordingly, while the Company believes its actions in this regard should have the effect of reducing Year 2000 risks, it is unable to eliminate them or to estimate the ultimate effect of Year 2000 risks will have on the Company's and the Plan's operations.

The cost of the Company's Year 2000 initiatives has not been and is not expected to be material to the Company's results of operations or financial condition.

The estimated date on which the Company believes it will complete its Year 2000 compliance efforts, and the expenses related to the Company's Year 2000 compliance efforts are based upon management's best estimates, which were based on assumptions of future events, including the availability of certain resources, third party modification plans and other factors. There can be no assurance that these results and estimates will be achieved and the actual results could materially differ from those anticipated.

                                    SCHEDULES

                     ARM Financial Group, Inc. Savings Plan

                 Schedule of Assets Held for Investment Purposes

       Form 5500, Line 27a-Schedule of Assets Held for Investment Purposes

                      EIN: 61-1244251 and Plan Number: 001

                               December 31, 1998

                                          DESCRIPTION OF INVESTMENT,
                                           INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, PAR OR                        CARRYING
         LESSOR OR SIMILAR PARTY                MATURITY VALUE             COST              VALUE
------------------------------------------------------------------------------------------------------

Interest bearing cash                            6,454 shares          $      6,454      $      6,454

ARM Financial Group, Inc. common stock           11,726 shares              196,348           262,730

Registered investment companies:

    Fidelity Asset Manager                      101,291 shares            1,667,197         1,761,452

    Fidelity Contrafund                          48,801 shares            2,060,503         2,771,391

    Fidelity Intermediate Bond                   63,385 shares              643,460           650,967

    Fidelity Magellan                            29,566 shares            2,463,416         3,572,146

    Fidelity Overseas                            6,512 shares               224,110           234,304

    Spartan U.S. Equity Index                    16,088 shares              575,513           707,233

Common trust:

    Fidelity Managed Income Portfolio           1,977,020 units           1,977,020         1,977,017

Participant loans receivable                      7% - 11.5%                      -            60,310
                                                                                        --------------
                                                                                         $ 12,004,004
                                                                                        --------------
                                                                                        --------------

                     ARM Financial Group, Inc. Savings Plan

                       Schedule of Reportable Transactions

             Form 5500, Line 27d-Schedule of Reportable Transactions

                      EIN: 61-1244251 and Plan Number: 001

                          Year Ended December 31, 1998

                                                                                                                  CURRENT
                                                                                                                 VALUE OF
                                                                                                                 ASSET ON
                                                                                PURCHASE      SELLING  COST OF  TRANSACTION REALIZED
    IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSET              PRICE        PRICE    ASSET       DATE    NET GAIN
------------------------------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company  Fidelity Asset Manager, registered investment company
                                     Purchases                                $  684,209    $     -   $ 684,209 $  684,209       N/A
                                     Sales                                           -        774,678   655,265    774,678   119,413

Fidelity Management Trust Company  Fidelity Contrafund, registered investment company
                                     Purchases                                 1,042,070          -   1,042,070  1,042,070       N/A
                                     Sales                                           -        883,800   825,183    883,800    58,617

Fidelity Management Trust Company  Fidelity Intermediate Bond, registered investment company
                                     Purchases                                   215,871          -     215,871    215,871       N/A
                                     Sales                                           -        334,095   331,561    334,095     2,534

Fidelity Management Trust Company  Fidelity Magellan, registered investment company
                                     Purchases                                   929,514          -     929,514    929,514       N/A
                                     Sales                                           -        689,287   594,932    689,287    94,355

Fidelity Management Trust Company  Fidelity Managed Income Portfolio, collective trust
                                     Purchases                                 2,173,372          -   2,173,372  2,173,372       N/A
                                     Sales                                           -      1,987,500 1,987,500  1,987,500       -

                     ARM Financial Group, Inc. Savings Plan

             Form 5500, Line 27d-Schedule of Reportable Transactions

                      EIN: 61-1244251 and Plan Number: 001

                          Year Ended December 31, 1998

                                                                                                                  CURRENT
                                                                                                                 VALUE OF
                                                                                                                 ASSET ON
                                                                                PURCHASE      SELLING  COST OF  TRANSACTION REALIZED
    IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSET              PRICE        PRICE    ASSET       DATE    NET GAIN
------------------------------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company  Spartan U.S. Equity Index, registered investment company
                                     Purchases                                $  941,483    $     -   $ 941,483 $  941,483       N/A
                                     Sales                                           -        910,920   869,289    910,920    41,631

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        ARM FINANCIAL GROUP, INC. SAVINGS PLAN

                                        By:         /s/ JILL KEINSLEY
                                            ------------------------------------
                                            Jill Keinsley
                                            Human Resources Officer and
                                            Plan Administrator